October 19, 2005


Fax (614) 748-1209
Room 4561

Michael R. Sayre
Executive Vice President and
  Chief Financial Officer
Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125

      RE: 	Pinnacle Data Systems, Inc.
 		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and
		   June 30, 2005
 		File No. 001-16103

Dear Mr. Sayre:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

D. Revenue Recognition, page 32

1. We note your response to our prior comment no. 2 where you indicate that EITF 00-21 does not apply to your multiple element arrangements since you bill each element separately. Please be advised that separate contracts that are entered into at or near the same time are presumed to be negotiated as package (see paragraph
2
of EITF 00-21). In addition it is not evident from your response or disclosures what product and services you are providing that may be included in multiple element arrangements. Considering this clarify for us the specific products or services included in multiple element arrangements (i.e. intelligent network services, supply chain management, repair etc.), how you have established fair value for those elements, how you have allocated the arrangement fee to each element and your revenue recognition for each element.

2. We note your response to our prior comment no. 4 relating to inventory management programs. It is not evident from your response what services are performed/provided pursuant to your inventory management programs. Provide us a detailed description of these programs. Tell us whether your inventory management programs include managing inventory sold to your customers. If they do, tell us your revenue recognition policy for inventory that is sold but not shipped to customers and how it complies with each of the criteria in paragraph A.3.a. of SAB Topic 13 relating to bill and hold arrangement.

Form 10-QSB for the Six Months Ended June 30, 2005

Item 2. Managements Discussion and Analysis or Plan of Operations, page 14

3. We note that your revenue decreased by 38% in the second
quarter
of 2005 due to slower than anticipated orders and longer closure
rates for new product programs.   Your discussion does not appear
to
clearly explain or quantify the factors that contributed to your decline in revenue or operating expenses in the second quarter i.e how much of the decrease in revenue relates to slower anticipated orders and longer closure rates and what expenses contributed to the
decrease in operating expenses and by how much.   Tell us how you
considered disclosing this information in your discussion of operating results. In addition tell us whether you expect the trend in decreased revenue to continue and how you considered discussing the future trends of your business. We refer you to SEC Release Nos.
33-8350 and 33-6835.

4. As it relates to the default by Silicon Graphics, a significant customer, tell us whether you will continue to do business with this
Company and if not, how you considered discussing the impact of this on your revenues and liquidity. Also tell us how you considered disclosing the significance of this customer.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 if you have any questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief


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Michael R. Sayre
Pinnacle Data Systems, Inc.
October 19, 2005
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